Contact

www.linkedin.com/in/william-hsu-032273 (LinkedIn)

Top Skills

Pricing
Start-ups
Product Management

William Hsu

Co-Founder, Partner at Mucker Capital
Los Angeles, California, United States

Summary

Stanford, BS in Industrial Engineering
Wharton MBA, Finance, Marketing, Entrepreneurial Management

Specialties: Product Development, Product Management, Product Marketing, Consumer Marketing, Internet Marketing, User Acquisition, Go-to-Market Strategy, Financial Analysis, Valuation, M&A, Capital Raising, Enterprise/B2B Marketing

Speaking: Startup America, SXSW, Silicon Beach Fest, Gigaom Mobilize, Kelsey, Social-Loco, CTIA (Keynote), Mobile Future Forward.

Publications:
8 Strategic Hacks for Building Marketplace Liquidity, The Next Web, 12/8/13
8 Little White Lies Venture Capitalists Tell To Startup Founders, Business Insider, 11/10/13
Marketplace Value Creation and Capture, PandoDaily, 7/26/13
Inside MuckerLab, TechCrunch, 7/23/13
Shit You Should Never Say to a VC in a Pitch, Venture Beat, 3/20/13
Write a Business Plan or Not, Inc, 1/31/13
The VC Paradox: We Cant All Be Black Swans, PandoDaily, 1/19/13
Business Plans Are a Waste of Time, Here's What To Do Instead, Inc, 10/10/12
Why CIOs Should Mentor Startups, CIO, 9/14/12
New Rules for E-commerce, Forbes, 8/23/12
12 Entrepreneurs Who Are Changing LA Forever, Forbes, 7/9/12
Groupon Is Hitting the Wall, MediaPost, 12/14/2011

Experience

Mucker Capital

Co-Founder, Partner
2011 - Present (14 years)

AT&T Interactive
SVP, Chief Product Officer
2008 - 2011 (3 years)

Organically doubled revenue to over $1B in 3 years. Established ATTi as a top 10 Internet media company in the U.S. based on revenue.

AT&T Interactive is responsible for digital advertising & marketing services revenues within AT&T across mobile, online, search, and display. ATTi focuses on the intersection of mobile & local by offering local discovery application to consumers, advertising/marketing products to SMBs, and monetization services to publishers.

VP, Strategy & Analytics
VP, Ad & Publisher Products

Spot Runner
Sr. Director of Product Marketing
2007 - 2008 (1 year)

Head of Product Marketing

Green Dot Corp
Director of Product Management
2006 - 2007 (1 year)

Head of Product Management for Green Dot Prepaid Card. Green Dot (NASDAQ:GDOT) is a Sequoia funded venture that provides payments and financial services products to the underbanked.

eBay
Business Unit Manager, Product Marketing
2004 - 2006 (2 years)

Head of eBay local trading

BuildPoint
Founder, EVP of Product Development
1999 - 2002 (3 years)

Raised over $50M in venture capital. Acquired/Sold in 2004.

BuildPoint was the largest provider of cloud based bidding workflow management solutions and online project bidding exchange to the commercial construction industry.

CSFB Technology Group
Analyst
1998 - 1999 (1 year)

Education

Stanford University
BS IE, Terman School of Engineering

The Wharton School
MBA